Exhibit 99.1

Rectitude Holdings Ltd. Introduces AIMS Performance Guarantee Program for Energy Efficiency Grant-Eligible Contractors

●	Rectitude launches a performance guarantee pilot program for contractors deploying SuperSun All-in-One Intelligence Microgrid System (AIMS) SS-250D and SS-500D systems under Singapore’s Energy Efficiency Grant (EEG).

●	The program establishes baseline fuel displacement targets, supported by partial lease credits if modeled thresholds are not met during initial operations.

●	The pilot is capped at ten deployments for fiscal year 2027 for contractors signing a minimum six-month lease or purchasing equipment, subject to site engineering reviews.

SINGAPORE, October 22, 2026 – RECTITUDE HOLDINGS LTD (Nasdaq: RECT; the “Company” or “Rectitude”), a Singapore-based provider of safety equipment and related industrial products, today announced the launch of an AIMS Performance Guarantee Program (the “Program”) for contractors deploying its SuperSun All-in-One Intelligence Micro-Grid (AIMS) systems under Singapore’s Energy Efficiency Grant (EEG) for the construction sector. The Program helps new customers adopt the technology by guaranteeing a minimum level of fuel savings, offering partial credit if those targets aren’t met during initial operations.

Under the pilot terms, eligible contractors entering into a minimum six-month lease or deployment agreement for SS-250D or SS-500D units receive a customized estimate of their fuel savings, based on their past diesel use and daily power needs. Participation is subject to engineering validation for each site and is not available for all project types.

The SS-250D and SS-500D models were listed under the EEG for the construction sector in September 2026, allowing eligible companies to apply for government grants to offset equipment costs. The Program is a commercial initiative by Rectitude, separate from the government grant, and does not alter EEG eligibility criteria or disbursement procedures.

The initiative is operating as a pilot, with an initial allocation of ten battery units at customer and contractor sites for fiscal year 2027. Rectitude has not entered into binding agreements under the Program as of this announcement and does not expect the Program to have a material impact on near-term financial results. Final terms, including displacement thresholds and credit amounts, will depend on site evaluations.

“Following our EEG listing, contractor inquiries have been strong, but construction operators naturally require proof that field performance will match engineering models,” said Jian Zhang, Chairman, Chief Executive Officer, and Executive Director at Rectitude. “Through this performance guarantee pilot, we back our technical modeling with direct commercial accountability. By establishing clear fuel displacement baselines, we provide contractors with the certainty needed to transition from diesel generators, while building the operational track record to scale our AIMS deployments across Singapore.”

About Rectitude

Founded in 1997 in Singapore, Rectitude is principally involved in the provision of safety equipment, encompassing essential items such as personal protective clothing, gloves, safety footwear, personal fall arrest systems, portable fire extinguishers and traffic products. The Company also offers auxiliary products such as industrial hardware tools and electrical hardware required for construction sites. Rectitude’s products and solutions are marketed to a wide array of distributor networks and end markets, both in Singapore and increasingly throughout the Southeast Asian region, including Brunei, Cambodia, Malaysia, Indonesia, and Vietnam. For more information, please visit the Company’s website: https://ir.rectitude.com.sg

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s plans, strategies and business development initiatives. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s latest Annual Report on Form 20-F for the fiscal year ended March 31, 2026, and its other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Rectitude
Investor Relations
Email: ir@rectitude.com.sg

Jackson Lin
LLYC
Phone: +1 (646) 717-4593
Email: jian.lin@llyc.global